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                           March 16, 2021

       Nicholas Brunet
       Executive Vice President & Chief Financial Officer
       Lion Electric Co
       921 chemin de la Rivi  re-du-Nord
       Saint-J  r  me (Qu  bec) J7Y 5G2

                                                        Re: Lion Electric Co
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form F-4
                                                            Filed March 11,
2021
                                                            File No. 333-251847

       Dear Mr. Brunet:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-4

       General

   1. We note that in the last amendment you removed the disclosure that the Business
                                                        Combination Agreement
prohibits the incurrence of indebtedness by NGA prior to the
                                                        Business Combination.
We also note your disclosure that in February and March of 2021 the Sponsor loaned to
NGA a total of $3,000,000 on a non-interest bearing basis to fund transaction costs and
working capital needs. Please revise your disclosures to clarify whether this loan is
prohibited under the Business Combination Agreement and include appropriate risk factor
disclosure.

                                                        You may contact Heather
Clark at 202-551-3624 or Martin James at 202-551-3671 if you
 Nicholas Brunet
Lion Electric Co
March 16, 2021
Page 2

have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameNicholas Brunet                        Sincerely,
Comapany NameLion Electric Co
                                                         Division of
Corporation Finance
March 16, 2021 Page 2                                    Office of
Manufacturing
FirstName LastName